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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13G
                                 (RULE 13D-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13D-1(B), (C) AND (D) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13D-2(B)
                              (AMENDMENT NO.    )(1)



                                 POWERTEL, INC.
                                ----------------
                                (Name of Issuer)



                     Common Stock, $0.01 par value per share
                     ---------------------------------------
                         (Title of Class of Securities)


                                   73936C 10 9
                                 --------------
                                 (CUSIP Number)


                                December 31, 1998
                                -----------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]      Rule 13d-1(b)

         [ ]      Rule 13d-1(c)

         [X]      Rule 13d-1(d)

--------
         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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--------------------------                -------------------------------------
CUSIP NO. 73936C 10 9           13G                       PAGE  2  OF  5  PAGES
                                                               ---    ---
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----------- -------------------------------------------------------------------

   1.       NAMES OF REPORTING PERSONS                         Donald W. Burton
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
----------- -------------------------------------------------------------------

   2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  [ ]
                                                                      (b)  [ ]
----------- -------------------------------------------------------------------

   3.       SEC USE ONLY
----------- -------------------------------------------------------------------

   4.       CITIZENSHIP OR PLACE OF ORGANIZATION                    U.S. Citizen
----------- -------------------------------------------------------------------

       NUMBER OF             5.   SOLE VOTING POWER                    1,601,227
        SHARES             ------ ----------------------------------------------
     BENEFICIALLY
       OWNED BY              6.   SHARED VOTING POWER                          0
         EACH              ------ ----------------------------------------------
       REPORTING
      PERSON WITH            7.   SOLE DISPOSITIVE POWER               1,601,227
                           ------ ----------------------------------------------

                             8.   SHARED DISPOSITIVE POWER                     0
----------- --------------------------------------------------------------------

   9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                              1,601,227
----------- -------------------------------------------------------------------

 10.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
            CERTAIN SHARES*                                                [ ]

----------- -------------------------------------------------------------------
 11.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
            5.9%
----------- -------------------------------------------------------------------

 12.        TYPE OF REPORTING PERSON*
            IN
----------- -------------------------------------------------------------------



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ITEM 1(A).        NAME OF ISSUER:

                  Powertel, Inc.

ITEM 1(B).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  1233 O.G. Skinner Drive
                  West Point, GA 31833

ITEM 2(A).        NAME OF PERSON FILING:

                  Donald W. Burton

ITEM 2(B).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  614 West Bay Street
                  Tampa, FL 33606

ITEM 2(C).        CITIZENSHIP:

                  U.S. Citizen

ITEM 2(D).        TITLE OF CLASS OF SECURITIES:

                  Common Stock, $0.01 par value per share

ITEM 2(E).        CUSIP NUMBER:

                  73936C 10 9

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

                  Not applicable.

ITEM 4.           OWNERSHIP.

                  (a)      Amount Beneficially Owned:

                           Mr. Burton beneficially owns 1,601,227 shares. This amount includes: (i) 464,417 shares held of record by The Burton Partnership, Limited Partnership, of which Mr. Burton is the sole


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                           general partner; (ii) 654,893 shares held of record
                           by South Atlanta Venture Fund II, Limited
                           Partnership, of which South Atlantic Venture Partners II, Limited Partnership is the sole general partner, of which Mr. Burton is the managing general partner;
                           (iii) 464,417 shares held of record by South Atlantic Venture Fund III, Limited Partnership, of which South Atlantic Venture Partners III, Limited Partnership is the sole general partner, of which Mr. Burton is the managing general partner; (iv) 4,200 shares held of record by South Atlantic Private Equity Fund IV, Limited Partnership, of which South Atlantic Private Equity Partners IV, Inc. is the sole general partner, of which Mr. Burton is the chairman; (v) 5,800 shares held of record by South Atlantic Private Equity Fund IV (QP), Limited Partnership, of which South Atlantic Private Equity Partners IV, Inc. is the sole general partner, of which Mr. Burton is the chairman; and
                           (vi) options to acquire 7,500 shares held by Mr. Burton individually that are currently exercisable at an exercise price of $16.50 per share.

                  (b)      Percent of Class:
                           5.9%

                  (c)      Number of Shares as to which such person has:

                           (i)      sole power to vote or to direct the vote

                                    1,601,227

                           (ii)     shared power to vote or to direct the vote

                                    0

                           (iii) sole power to dispose or to direct the disposition of

                                    1,601,227

                           (iv) shared power to dispose or to direct the disposition of

                                    0

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  Not applicable.

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.


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                  Dividends or proceeds from the sale of the 1,593,727 shares held by the various limited partnerships described in Item 4(a) above would be distributed to the partners of such limited partnerships.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Not applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  Not applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

                  Not applicable.

ITEM 10.          CERTIFICATIONS.

                  Not applicable.



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    February 16, 1999
                                    -----------------
                                    (Date)


                                    /s/ Donald W. Burton
                                    ---------------------------------
                                    Donald W. Burton


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